Exhibit 99.2
TABLE OF CONTENTS

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position

Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss)

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Condensed Consolidated Statements of Cash Flows

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and cash equivalents and interest income

Note 6:	Inventories

Note 7:	Property, plant and equipment

Note 8:	Goodwill

Note 9:	Long-term obligations and finance costs

Note 10:	Capital stock and share based compensation

Note 11:	Revenue

Note 12:	Retirement benefit plans

Note 13:	Depreciation and amortization expense

Note 14:	Assets and liabilities classified as held for sale

Note 15:	Gain on sale of interest in joint arrangements

Note 16:	Financial instruments

Note 17:	Contingent liabilities

Note 18:	Net earnings (loss) per share

Note 19:	Income taxes

Note 20:	Changes in non-cash working capital balances

Note 21:	Changes in non-cash long-term assets and liabilities

Note 22:	Gain on sale and leaseback transactions

Note 23:	Approval of the unaudited condensed consolidated financial statements

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Unaudited

(in CAD millions)	Notes	As at August 1, 2015	As at January 31, 2015	As at August 2, 2014
ASSETS
Current assets
Cash and cash equivalents	5	$208.7	$259.0	$266.1
Accounts receivable, net	16	66.9	73.0	74.2
Income taxes recoverable	19	78.1	127.2	20.6
Inventories	6	709.1	641.4	732.0
Prepaid expenses		38.7	28.7	36.2
Derivative financial assets	16	12.6	7.2	3.8
Assets classified as held for sale	14	25.9	13.3	29.4
Total current assets		1,140.0	1,149.8	1,162.3

Non-current assets
Property, plant and equipment	7, 22	491.1	567.6	725.3
Investment properties		17.0	19.3	19.3
Intangible assets		34.6	16.2	26.5
Deferred tax assets	19	3.1	0.7	132.5
Other long-term assets	9, 16, 19	15.9	20.5	50.4
Total assets		$1,701.7	$1,774.1	$2,116.3

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16, 22	$386.3	$359.4	$423.5
Deferred revenue		163.6	171.2	166.9
Provisions	16	50.1	58.6	82.3
Income taxes payable		1.6	—	0.3
Other taxes payable		11.7	34.6	24.4
Derivative financial liabilities	16	0.1	—	—
Current portion of long-term obligations	9, 16	3.9	4.0	4.3
Liabilities classified as held for sale	14	—	—	0.5
Total current liabilities		617.3	627.8	702.2

Non-current liabilities
Long-term obligations	9, 16	22.2	24.1	25.9
Deferred revenue		75.5	76.8	78.7
Retirement benefit liability	12, 16	387.0	407.4	267.5
Deferred tax liabilities	19	3.1	3.4	3.8
Other long-term liabilities	16, 22	66.8	63.8	62.1
Total liabilities		1,171.9	1,203.3	1,140.2

SHAREHOLDERS’ EQUITY
Capital stock	10	14.9	14.9	14.9
Retained earnings		760.9	806.9	1,048.8
Accumulated other comprehensive loss		(246.0)	(251.0)	(87.6)
Total shareholders’ equity		529.8	570.8	976.1
Total liabilities and shareholders’ equity		$1,701.7	$1,774.1	$2,116.3
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the 13 and 26-week periods ended August 1, 2015 and August 2, 2014

Unaudited

		13-Week Period		26-Week Period
(in CAD millions, except per share amounts)	Notes	2015	2014	2015	2014

Revenue	11	$768.8	$845.8	$1,466.0	$1,617.5
Cost of goods and services sold	6, 16	516.9	564.2	979.7	1,082.7
Selling, administrative and other expenses	7,8,10,12,13,16,22	299.0	345.8	596.4	698.7
Operating loss		(47.1)	(64.2)	(110.1)	(163.9)

Gain on sale and leaseback transactions	22	67.2	—	67.2	—
Gain on sale of interest in joint arrangements	15	—	20.5	—	20.5
Gain on settlement of retirement benefits	12	—	11.4	5.1	10.6
Finance costs	9, 19	2.1	1.7	6.0	4.2
Interest income	5	0.3	0.7	0.5	1.4
Earnings (loss) before income taxes		18.3	(33.3)	(43.3)	(135.6)

Income tax (expense) recovery
Current		(8.1)	(2.5)	(5.9)	(4.7)
Deferred		3.3	14.5	3.6	43.8
		(4.8)	12.0	(2.3)	39.1
Net earnings (loss)		$13.5	$(21.3)	$(45.6)	$(96.5)

Basic net earnings (loss) per share	18	$0.13	$(0.21)	$(0.45)	$(0.95)
Diluted net earnings (loss) per share	18	$0.13	$(0.21)	$(0.45)	$(0.95)

Net earnings (loss)		$13.5	$(21.3)	$(45.6)	$(96.5)

Other comprehensive income (loss), net of taxes:

Items that may subsequently be reclassified to net earnings (loss):
Gain on foreign exchange derivatives	16	12.3	2.0	9.6	1.6
Reclassification to net earnings (loss) of gain on foreign exchange derivatives	16	(1.2)	(1.6)	(6.6)	(4.8)

Items that will not be subsequently reclassified to net earnings (loss):
Remeasurement gain on net defined retirement benefit liability	12	—	2.0	2.0	2.0

Total other comprehensive income (loss)		11.1	2.4	5.0	(1.2)
Total comprehensive income (loss)		$24.6	$(18.9)	$(40.6)	$(97.7)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 13 and 26-week periods ended August 1, 2015 and August 2, 2014

Unaudited

				Accumulated other comprehensive loss
(in CAD millions)	Notes	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement (loss) gain	Total accumulated other comprehensive loss	Shareholders’ equity
Balance as at May 2, 2015		$14.9	$748.1	$(1.4)	$(255.7)	$(257.1)	$505.9
Net earnings			13.5	—	—	—	13.5
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $4.6	16			12.3	—	12.3	12.3
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.4	16			(1.2)	—	(1.2)	(1.2)
Total other comprehensive income		—	—	11.1	—	11.1	11.1
Total comprehensive income		—	13.5	11.1	—	11.1	24.6
Share based compensation	10	—	(0.7)	—	—	—	(0.7)
Balance as at August 1, 2015		$14.9	$760.9	$9.7	$(255.7)	$(246.0)	$529.8

Balance as at May 3, 2014		$14.9	$1,070.1	$2.4	$(92.4)	$(90.0)	$995.0
Net loss			(21.3)	—	—	—	(21.3)
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $0.8	16			2.0	—	2.0	2.0
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $0.5	16			(1.6)	—	(1.6)	(1.6)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $0.7	12			—	2.0	2.0	2.0
Total other comprehensive income		—	—	0.4	2.0	2.4	2.4
Total comprehensive (loss) income		—	(21.3)	0.4	2.0	2.4	(18.9)
Balance as at August 2, 2014		$14.9	$1,048.8	$2.8	$(90.4)	$(87.6)	$976.1

Balance as at January 31, 2015		$14.9	$806.9	$6.7	$(257.7)	$(251.0)	$570.8
Net loss			(45.6)	—	—	—	(45.6)
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $3.6	16			9.6	—	9.6	9.6
Reclassification of gain on foreign exchange derivatives net of income tax expense of $2.4	16			(6.6)	—	(6.6)	(6.6)
Remeasurement gain on net defined retirement benefit liability	12			—	2.0	2.0	2.0
Total other comprehensive income		—	—	3.0	2.0	5.0	5.0
Total comprehensive (loss) income		—	(45.6)	3.0	2.0	5.0	(40.6)
Share based compensation	10	—	(0.4)	—	—	—	(0.4)
Balance as at August 1, 2015		$14.9	$760.9	$9.7	$(255.7)	$(246.0)	$529.8

Balance as at February 1, 2014		$14.9	$1,145.3	$6.0	$(92.4)	$(86.4)	$1,073.8
Net loss			(96.5)	—	—	—	(96.5)
Other comprehensive income (loss)
Gain on foreign exchange derivatives, net of income tax expense of $0.6	16			1.6	—	1.6	1.6
Reclassification of gain on foreign exchange derivatives, net of income tax expense of $1.7	16			(4.8)	—	(4.8)	(4.8)
Remeasurement gain on net defined retirement benefit liability, net of income tax expense of $0.7	12			—	2.0	2.0	2.0
Total other comprehensive (loss) income		—	—	(3.2)	2.0	(1.2)	(1.2)
Total comprehensive (loss) income		—	(96.5)	(3.2)	2.0	(1.2)	(97.7)
Balance as at August 2, 2014		$14.9	$1,048.8	$2.8	$(90.4)	$(87.6)	$976.1
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SEARS CANADA INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 13 and 26-week periods ended August 1, 2015 and August 2, 2014
Unaudited

		13-Week Period		26-Week Period
(in CAD millions)	Notes	2015	2014	2015	2014
Cash flow used for operating activities
Net earnings (loss)		$13.5	$(21.3)	$(45.6)	$(96.5)
Adjustments for:
Depreciation and amortization expense	13	13.6	21.8	26.1	45.4
Share based compensation	10	(0.7)	—	(0.4)	—
Loss (gain) on disposal of property, plant and equipment		0.3	(0.1)	0.3	(0.5)
Impairment losses	7, 8	—	18.3	—	18.3
Gain on sale and leaseback transactions	22	(67.2)	—	(67.2)	—
Gain on sale of interest in joint arrangements	15	—	(20.5)	—	(20.5)
Finance costs	9, 19	2.1	1.7	6.0	4.2
Interest income	5	(0.3)	(0.7)	(0.5)	(1.4)
Retirement benefit plans expense	12	4.7	4.6	9.4	10.0
Gain on settlement of retirement benefits	12	—	(11.4)	(5.1)	(10.6)
Short-term disability expense	12	1.2	1.2	2.6	3.3
Income tax expense (recovery)		4.8	(12.0)	2.3	(39.1)
Interest received	5	0.2	0.2	0.4	0.7
Interest paid	9	(0.7)	(0.9)	(1.2)	(2.1)
Retirement benefit plans contributions	12	(12.0)	(16.0)	(25.4)	(18.2)
Income tax refunds (payments), net	19	46.9	(1.7)	46.1	(66.1)
Other income tax deposits	19	—	—	—	(10.3)
Changes in non-cash working capital balances	20	(31.8)	15.1	(108.1)	(70.9)
Changes in non-cash long-term assets and liabilities	21	(2.9)	(3.0)	(4.1)	1.2
		(28.3)	(24.7)	(164.4)	(253.1)
Cash flow generated from investing activities
Purchases of property, plant and equipment and intangible assets		(9.1)	(10.0)	(14.3)	(20.5)
Proceeds from sale of property, plant and equipment		0.1	0.2	0.2	0.8
Net proceeds from sale and leaseback transactions	22	130.0	—	130.0	—
Proceeds from sale of interest in joint arrangements	15	—	33.5	—	33.5
		121.0	23.7	115.9	13.8
Cash flow used for financing activities
Interest paid on finance lease obligations	9	(0.5)	(0.5)	(1.0)	(1.1)
Repayment of long-term obligations		(1.6)	(2.4)	(3.3)	(8.2)
Proceeds from long-term obligations		0.7	0.9	1.3	2.4
Transaction fees associated with amended credit facility	9	—	(1.0)	—	(1.0)
		(1.4)	(3.0)	(3.0)	(7.9)
Effect of exchange rate on cash and cash equivalents at end of period		1.9	(0.1)	1.2	(0.5)
Increase (decrease) in cash and cash equivalents		93.2	(4.1)	(50.3)	(247.7)
Cash and cash equivalents at beginning of period		$115.5	$270.2	$259.0	$513.8
Cash and cash equivalents at end of period	5	$208.7	$266.1	$208.7	$266.1

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channels, which includes its full-line, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and logistics. Commission revenue includes travel, home improvement services, insurance, wireless and long distance plans, and performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) under the Company’s credit card marketing and servicing alliance with JPMorgan Chase. Licensee fee revenue is comprised of payments received from licensees that operate within the Company’s stores (see Note 16 for additional information). The Company was a party to a number of real estate joint arrangements which had been classified as joint operations and accounted for by recognizing the Company’s share of joint arrangements’ assets, liabilities, revenues and expenses for financial reporting purposes.

2. Significant accounting policies
2.1 Statement of compliance
The unaudited condensed consolidated financial statements and accompanying notes of the Company for the 13 and 26-week period ended August 1, 2015 (the “Financial Statements”) have been prepared in accordance with IAS 34, Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), and therefore, do not contain all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. Accordingly, these Financial Statements should be read in conjunction with the Company’s most recently prepared annual consolidated financial statements for the 52-week period ended January 31, 2015 (the “2014 Annual Consolidated Financial Statements”), prepared in accordance with IFRS.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of these Financial Statements for all periods presented. These Financial Statements follow the same accounting policies and methods of application as those used in the preparation of the 2014 Annual Consolidated Financial Statements, except as noted below. The Company’s significant accounting policies are described in Note 2 of the 2014 Annual Consolidated Financial Statements.
2.2.1 Basis of consolidation
The Financial Statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint arrangements were accounted for by recognizing the Company’s share of the joint arrangements’ assets, liabilities, revenues and expenses. Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. All intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the preparation of these Financial Statements.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The 13 and 26-week periods presented in these Financial Statements are for the periods ended August 1, 2015 and August 2, 2014.
These Financial Statements are presented in Canadian dollars, which is the Company’s functional currency. For the 52-week period ended January 31, 2015, the Company was comprised of two reportable segments, Merchandising and Real Estate Joint Arrangements. Prior to the 13 and 26-week period ended August 1, 2015, the Company disposed of its real estate joint arrangement interests in shopping centres. As a result, the Company is now comprised of one reportable segment, Merchandising. Prior year information has been restated to conform to the current year’s presentation.
2.3 Seasonality
The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenues, as well as performance payments received from JPMorgan Chase under the credit card marketing and servicing alliance, will vary by quarter based on consumer spending behaviour. Historically, the Company’s revenues and earnings are highest in the fourth quarter due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
In July 2014, the IASB issued the final publication of the following standard:
IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.
In May 2014, the IASB issued the following standard:
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently assessing the impact of adopting this standard on the Company’s consolidated financial statements and related note disclosures.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Notes 2 and 4 of the 2014 Annual Consolidated Financial Statements and are consistent with those used in the preparation of these Financial Statements.

5. Cash and cash equivalents and interest income
Cash and cash equivalents
The components of cash and cash equivalents were as follows:

(in CAD millions)	As at August 1, 2015	As at January 31, 2015	As at August 2, 2014
Cash	$189.1	$239.9	$194.8
Cash equivalents
Government treasury bills	—	—	50.0
Investment accounts	—	—	10.4
Restricted cash	19.6	19.1	10.9
Total cash and cash equivalents	$208.7	$259.0	$266.1
The components of restricted cash are further discussed in Note 17.

Interest income
Interest income related primarily to cash and cash equivalents for the 13 and 26-week period ended August 1, 2015 totaled $0.3 million and $0.5 million (2014: $0.7 million and $1.4 million), respectively. For the same 13 and 26-week period, the Company received $0.2 million and $0.4 million (2014: $0.2 million and $0.7 million), respectively, in cash related to interest income.

6. Inventories
The amount of inventory recognized as an expense during the 13 and 26-week period ended August 1, 2015 was $469.0 million (2014: $519.8 million) and $883.8 million (2014: $988.6 million), respectively, which included $12.6 million (2014: $21.8 million) and $31.9 million (2014: $50.4 million), respectively, of inventory write downs to reduce the carrying amount of inventory to net realizable value. These expenses were included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). Inventory write downs included reversals of prior period inventory write downs for the 13 and 26-week period ended August 1, 2015 of $1.1 million and $3.1 million (2014: no reversals of prior period inventory write downs), respectively, due to an increase in net realizable value.
Inventory is pledged as collateral under the Company’s revolving credit facility (see Note 9).

7. Property, plant and equipment
During the 13-week period ended August 2, 2014, the Company recognized an impairment loss of $12.9 million on a number of Sears Home stores and an impairment loss of $2.8 million on a number of Hometown stores. The impairment loss was due to indicators (such as a decrease in revenue or decrease in EBITDA) that the recoverable amount was less than the carrying value. The recoverable amounts of the cash generating units (“CGUs”) tested were based on the present value of the estimated cash flow over the lease term for Sears Home stores and five years for Hometown stores. A pre-tax discount rate of 10.2% was based on management’s best estimate of the CGUs’ weighted average cost of capital considering the risks facing the CGUs. There was no significant impact from a one percentage point increase or decrease in the applied discount rate. There was no significant impact from a ten percentage point increase or decrease in estimated cash flows. The impairment loss of $15.7 million was included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).

8. Goodwill
As at February 1, 2014, goodwill as reported in the unaudited Condensed Consolidated Statements of Financial Position related to the Corbeil CGU. In the assessment of impairment, management used historical data and past experience as the key assumptions in the determination of the recoverable amount of the Corbeil CGU. The Company completed a test for goodwill impairment during the 13-week period ended August 2, 2014.
The recoverable amount of the Corbeil CGU was determined based on its estimated fair value less costs to sell. The fair value was determined based on the present value of the estimated free cash flows over a 10 year period. Cost to sell was estimated to be 2% of the fair value of the business, which reflected management’s best estimate of the potential costs associated with divesting of the business. A pre-tax discount rate of 10.2% per annum was used, based on management’s best estimate of the Company’s weighted average cost of capital adjusted for the risks facing the Corbeil CGU. Annual growth rates of 5% for the first 2 years and 2% for the subsequent 8 years were used for Corbeil given the businesses’ historical growth experience and anticipated growth. The recoverable amount was determined to be less than the carrying value including the goodwill of $2.6 million related to the Corbeil CGU in the 13-week period ended August 2, 2014, resulting in a goodwill impairment of $2.6 million. The impairment loss of $2.6 million was included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). This impairment loss was attributable to revenue declines experienced in the Corbeil business.

9. Long-term obligations and finance costs
Long-term obligations
The Company’s debt consists of finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015.
On May 28, 2014, the Company announced that it had extended the term of the Credit Facility (the “Amended Credit Facility”) to May 28, 2019 and reduced the total credit limit to $300.0 million. The Amended Credit Facility is secured with a first lien on inventory and credit card receivables. The Company incurred additional transaction costs of $1.0 million in the 13-week period ended August 2, 2014 related to the Amended Credit Facility.

Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $239.0 million as at August 1, 2015 (January 31, 2015: $260.7 million, August 2, 2014: $268.3 million). In 2013, as a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at August 1, 2015, three properties in Ontario had been registered under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral. The estimated reserves, if applied as at August 1, 2015, would reduce the Company’s borrowing availability by $103.1 million.
The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at August 1, 2015.
As at August 1, 2015, the Company had no borrowings on the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $3.7 million included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position (January 31, 2015: no borrowings and unamortized transaction costs of $4.2 million included in “Other long-term assets”, August 2, 2014: no borrowings and unamortized transaction costs of $4.6 million included in “Other long-term assets”). In addition, the Company had $61.0 million (January 31, 2015: $39.3 million, August 2, 2014: $31.7 million) of standby letters of credit outstanding against the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly and are added to principal amounts outstanding.
As at August 1, 2015, the Company had outstanding merchandise letters of credit of U.S. $10.8 million (January 31, 2015: U.S. $6.9 million, August 2, 2014: U.S. $4.8 million) used to support the Company’s offshore merchandise purchasing program with restricted cash pledged as collateral.
Finance costs
Interest expense on long-term obligations, including finance lease obligations, the current portion of long-term obligations, amortization of transaction costs and commitment fees on the unused portion of the Amended Credit Facility for the 13 and 26-week period ended August 1, 2015 totaled $1.8 million (2014: $1.8 million) and $3.2 million (2014: $4.1 million), respectively. Interest expense was included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). Also included in “Finance costs” for the 13 and 26-week period ended August 1, 2015 was an expense of $0.3 million and $2.8 million (2014: recovery of $0.1 million and $0.1 million), respectively, for interest on accruals for uncertain tax positions, and an expense of nil and nil (2014: expense of nil and $0.2 million), respectively, for interest on the settlement of a sales tax assessment.
The Company’s cash payments for interest on long-term obligations, including finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for the 13 and 26-week period ended August 1, 2015 totaled $1.2 million (2014: $1.4 million) and $2.2 million (2014: $3.2 million), respectively.

10. Capital stock and share based compensation
Capital stock
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, collectively “ESL”, form the largest shareholder of the Company, both directly through ownership in the Company, and indirectly through shareholdings in Sears Holdings (“Holdings”). Prior to October 16, 2014, Holdings was the controlling shareholder of the Company.
On October 2, 2014, Holdings announced the commencement of a rights offering for 40 million common shares of the Company. Each subscription right entitled the holder to purchase their pro rata portion of the Company’s common shares being sold by Holdings in the rights offering at a price of $10.60 per share (U.S. $9.50 per share). The rights offering is further described in a prospectus filed with securities regulators in Canada and the United States on October 15, 2014, and can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com, and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov. In connection with the rights offering, the Company listed its common shares on the NASDAQ where the rights were also listed. ESL exercised their pro rata portion of the rights in full in Fiscal 2014.
As at August 1, 2015, ESL was the beneficial holder of 48,858,685 or 48.0%, of the common shares of the Company (January 31, 2015: 50,438,809 or 49.5%, August 2, 2014: 28,158,368 or 27.6%). Holdings was the beneficial holder of 11,962,391 or 11.7%, of the common shares of the Company as at August 1, 2015 (January 31, 2015: 11,962,391 or 11.7%, August 2, 2014: 51,962,391 or 51.0%). The issued and outstanding shares are fully paid and have no par value.

The Company has a license from Holdings to use the name “Sears” as part of its corporate name. The Company relies on its right to use the “Sears” name, including as part of the Company’s corporate and commercial name. The Company’s right to use the “Sears” name and certain other brand names was granted pursuant to the license agreement amendments, which state in the event Holdings’ ownership interest in the Company is reduced to less than 10.0%, the license agreement would remain in effect for a period of five years after such reduction in ownership, after which the Company would incur a cost to continue to use the “Sears” name and certain other brand names.
The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series. As at August 1, 2015, the only shares outstanding were common shares of the Company.
Share based compensation
During the 52-week period ended January 31, 2015, the Company granted 225,000 restricted share units (“RSUs”) to an executive under an equity-based compensation plan. For equity-settled awards, the fair value of the grant of RSUs is recognized as compensation expense over the period that the related service is rendered with a corresponding increase in equity. The total amount expensed is recognized over a three-year vesting period on a tranche basis, which is the period over which all of the specified vesting conditions are to be satisfied. At each balance sheet date, the estimate of the number of equity interests that are expected to vest is reviewed. The impact of any revision to original estimates is recognized in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
These RSUs had a grant-date fair value of $1.9 million. The fair value of the grant was determined based on the Company’s share price at the date of grant, and were entitled to accrue common share dividends equivalent to those declared by the Company, which would have been settled by a grant of additional RSUs to the executive.
During the 13-week period ended August 1, 2015, the RSUs granted to the executive were forfeited. Share based compensation expense, net of the recovery related to this forfeiture for the 13 and 26-week period ended August 1, 2015 was a recovery of $0.7 million (2014: nil), and $0.4 million (2014: nil), respectively, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).

11. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	13-Week Period Ended August 1, 2015	13-Week Period Ended August 2, 2014	26-Week Period Ended August 1, 2015	26-Week Period Ended August 2, 2014
Apparel & Accessories	$250.3	$288.3	$477.3	$552.4
Home & Hardlines	374.0	404.3	708.9	760.3
Other merchandise revenue	53.7	53.2	98.4	99.8
Services and other	59.6	69.2	119.0	143.5
Commission and licensee revenue	31.2	30.8	62.4	61.5
	$768.8	$845.8	$1,466.0	$1,617.5

12. Retirement benefit plans
In July 2008, the Company amended its pension plan and introduced a defined contribution component. The defined benefit component continues to accrue benefits related to future compensation increases although no further service credit is earned, and no contributions are made by employees. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for employees who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008.
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2013, and was completed on June 30, 2014. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees as well as short-term disability payments for active employees, through a health and welfare trust (“Other Benefits” plan). An actuarial valuation of the Other Benefits plan is performed at least every three years, with the last valuation completed as of January 31, 2014.

The expense for the defined benefit, defined contribution and Other Benefits plans for the 13-week period ended August 1, 2015 was $1.4 million (2014: $0.7 million), $1.4 million (2014: $1.7 million) and $3.1 million (2014: $3.4 million), respectively. The expense for the defined benefit, defined contribution and Other Benefits plans for the 26-week period ended August 1, 2015 was $2.8 million (2014: $1.8 million), $2.9 million (2014: $3.6 million), $6.3 million (2014: $7.9 million), respectively.
Total cash contributions by the Company to its defined benefit, defined contribution and Other Benefits plans for the 13 and 26-week period ended August 1, 2015 were $12.0 million and $25.4 million (2014: $16.0 million and $18.2 million), respectively, which included $1.3 million and $2.9 million (2014: nil and nil), respectively, related to short-term disability payments and $4.0 million during the 26-week period ended August 1, 2015 (2014: $13.8 million during the 13-week period ended August 2, 2014) to settle acceptances from the Other Benefits plan offers mentioned below.
During the 26-week period ended August 1, 2015, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company paid $4.0 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during the 26-week period ended August 1, 2015 related to these offers. This payment is included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to “Other comprehensive income (loss)” (“OCI”).
During the 26-week period ended August 2, 2014, the Company’s defined benefit plan offered lump sum settlements to those terminated associates who previously elected to defer the payment of the defined benefit pension until retirement. The accepted offers of $23.6 million were settled by the end of October 2014. In addition, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company incurred expenses of $0.8 million related to these offers, during the 26-week period ended August 2, 2014 and these expenses were included in “Gain on settlement of retirement benefits”. The Company paid $13.8 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $11.4 million during the 13-week period ended August 2, 2014 related to these offers. This payment is included in “Retirement benefit plans contributions” in the unaudited Condensed Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to OCI.

13. Depreciation and amortization expense
The components of the Company’s depreciation and amortization expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), were as follows:

(in CAD millions)	13-Week Period Ended August 1, 2015	13-Week Period Ended August 2, 2014	26-Week Period Ended August 1, 2015	26-Week Period Ended August 2, 2014
Depreciation of property, plant and equipment	$12.6	$19.1	$24.3	$40.0
Amortization of intangible assets	1.0	2.7	1.8	5.4
Total depreciation and amortization expense	$13.6	$21.8	$26.1	$45.4

14. Assets and liabilities classified as held for sale
During the 13-week period ended August 1, 2015, the Company announced the future closure of the Park Street Logistics Centre (‘‘Park Street’’) located in Regina. Park Street, including the adjacent vacant property which is owned by the Company, is being marketed for sale and if a buyer is identified that will purchase Park Street at a price acceptable to the Company, it will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable.
During the 52-week period ended January 31, 2015, the Company closed the Broad Street Logistics Centre (‘‘Broad Street’’) located in Regina. Broad Street, including the adjacent vacant property which is owned by the Company, is being marketed for sale and if a buyer is identified that will purchase Broad Street at a price acceptable to the Company, it will be sold. This process has been approved by senior management of the Company, and based on these factors, the Company has concluded that the sale is highly probable.

The Company will continue to assess the recoverable amounts of Park Street and Broad Street at the end of each reporting period and adjust the carrying amounts accordingly. To determine the recoverable amounts of Park Street and Broad Street, the Company will consider factors such as expected future cash flows using appropriate market rental rates, the estimated costs to sell and an appropriate discount rate to calculate the fair value. The carrying amounts of Park Street and Broad Street are not necessarily indicative of the fair value of each property, as each property has been recorded at the lower of its carrying amount and fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations.
As at August 1, 2015 the assets of Broad Street and Park Street were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street	Park Street	Total
Property, plant and equipment	$10.9	$10.3	$21.2
Investment property	2.4	2.3	4.7
Assets classified as held for sale	$13.3	$12.6	$25.9

As at January 31, 2015, the assets of Broad Street were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets classified as held for sale were as follows:

(in CAD millions)	Broad Street
Property, plant and equipment	$10.9
Investment property	2.4
Assets classified as held for sale	$13.3

On August 6, 2014, the Company announced that it had entered into an agreement for the sale of its 20% joint arrangement interest in the Kildonan Place Shopping Centre (“Kildonan”) it owned with Ivanhoé Cambridge II Inc. (“Ivanhoé”) for pre-tax consideration of $27.7 million. The sale closed on September 17, 2014, at which point the Company recognized a pre-tax gain of $11.2 million on the sale. Following the sale, the Company continued to operate its store in the shopping centre. The joint arrangement interest had a net carrying value of $15.6 million as at August 2, 2014. As at August 2, 2014, the assets of Broad Street and the assets and liabilities of Kildonan were separately classified as held for sale in the unaudited Condensed Consolidated Statements of Financial Position. The major classes of assets and liabilities classified as held for sale were as follows:

(in CAD millions)	Broad Street	Kildonan	Total
Accounts receivable, net	$—	$0.1	$0.1
Prepaid expenses	—	0.9	0.9
Current assets classified as held for sale	—	1.0	1.0
Property, plant and equipment	10.9	14.8	25.7
Investment property	2.4	—	2.4
Other long-term assets	—	0.3	0.3
Non-current assets classified as held for sale	13.3	15.1	28.4
Assets classified as held for sale	$13.3	$16.1	$29.4

Accounts payable and accrued liabilities	$—	$0.5	$0.5
Liabilities classified as held for sale	$—	$0.5	$0.5

The operations of Broad Street, Park Street and Kildonan were not presented as discontinued operations in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) as they did not represent a separate geographical area of operations or a separate major line of business.

15. Gain on sale of interest in joint arrangements
During the 13-week period ended August 2, 2014, the Company sold its 15% joint arrangement interest in Les Rivières Shopping Centre that it co-owned with Ivanhoé for total proceeds of $33.5 million, recognizing a pre-tax gain of $20.5 million on the sale. The sale closed on June 2, 2014, pursuant to an agreement entered into on May 16, 2014. In connection with this transaction, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the property, immediate gain recognition was appropriate.

16. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates, foreign currency and commodity prices. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate, fuel price and natural gas price risk.
16.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.
Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $289.4 million as at August 1, 2015 (January 31, 2015: $340.5 million, August 2, 2014: $345.6 million) expose the Company to credit risk should the borrower default on maturity of the instruments. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position totaled $5.7 million as at August 1, 2015 (January 31, 2015: $5.9 million, August 2, 2014: $7.6 million). As at August 1, 2015, one party represented 14.1% of the Company’s net accounts receivable (January 31, 2015: one party represented 11.0% of the Company’s net accounts receivable, August 2, 2014: one party represented 14.7% of the Company’s net accounts receivable).
16.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at August 1, 2015:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$386.3	$386.3	$386.3	$—	$—	$—
Finance lease obligations including payments due within one year [1]	26.1	32.9	5.6	10.3	9.6	7.4
Operating lease obligations [2]	n/a	411.9	86.4	140.8	90.7	94.0
Royalties [2]	n/a	14.7	0.6	6.1	5.4	2.6
Purchase agreements [2,3]	n/a	6.7	6.7	—	—	—
Retirement benefit plans obligations [4]	387.0	75.7	20.2	40.5	14.8	0.2
	$799.4	$928.2	$505.8	$197.7	$120.5	$104.2

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Amended Credit Facility as at August 1, 2015.

2	Operating lease obligations, royalties and purchase agreements are not reported in the unaudited Condensed Consolidated Statements of Financial Position.
3	Certain vendors require minimum purchase commitment levels over the term of the contract.
4
Payments are based on a funding valuation as at December 31, 2013 which was completed on June 30, 2014. Any obligation beyond 2019 would be based on a funding valuation to be completed as at December 31, 2016.

Management believes that cash on hand, future cash flow generated from operating activities and availability of current and future funding will be adequate to support these financial liabilities. As at August 1, 2015, the Company did not have any significant capital expenditure commitments.
Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
16.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at August 1, 2015, there were forward contracts outstanding with a notional value of U.S. $145.0 million (January 31, 2015: U.S. $40.0 million, August 2, 2014: U.S. $205.0 million) and a fair value of $12.6 million included in “Derivative financial assets” (January 31, 2015: $7.2 million included in “Derivative financial assets”, August 2, 2014: $3.8 million included in “Derivative financial assets”) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to January 2016. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at August 1, 2015, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the unaudited Condensed Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net earnings (loss).
During the 13 and 26-week period ended August 1, 2015, the Company recorded a loss of $1.4 million and a loss of $1.1 million (2014: gain of $0.2 million and a gain of $0.1 million), respectively, in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.
The period end exchange rate was 0.7645 U.S. dollar to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net earnings (loss) of $0.8 million for U.S. dollar denominated balances included in cash and cash equivalents and accounts payable.

16.4 Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Net assets included in cash and cash equivalents and other long-term assets, and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at August 1, 2015 was a net asset of $210.0 million (January 31, 2015: net asset of $260.3 million, August 2, 2014: net asset of $267.4 million). An increase or decrease in interest rates of 25 basis points would cause an immaterial after-tax impact on net earnings (loss) for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets as at August 1, 2015.
16.5 Fuel and natural gas price risk
The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at August 1, 2015, the fixed to floating rate swap contracts outstanding had a notional volume of 2.4 million litres (January 31, 2015: 4.7 million litres, August 2, 2014: nil) of diesel and 0.1 million gigajoules (“GJ”) (January 31, 2015: 0.3 million GJ, August 2, 2014: nil) of natural gas and a fair value of $0.1 million combined included in “Derivative financial liabilities” (January 31, 2015: less than $0.1 million combined, August 2, 2014: nil) in the unaudited Condensed Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to December 31, 2015 with monthly settlement of maturing contracts.
16.6 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy[2]	As at August 1, 2015	As at January 31, 2015	As at August 2, 2014
Available for sale
Cash equivalents	Cash and cash equivalents[1]	Level 1	—	—	60.4
Fair value through profit or loss
Long-term investments	Other long-term assets	Level 1	—	—	0.2
U.S. $ derivative contracts	Derivative financial assets	Level 2	12.6	7.2	3.8
Fuel and natural gas derivative contracts	Derivative financial liabilities	Level 2	(0.1)	—	—
Long-term investments	Other long-term assets	Level 3	1.3	1.3	1.3

1	Interest income related to cash and cash equivalents is disclosed in Note 5.
2	Classification of fair values relates to 2015
All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the unaudited Condensed Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are short-term in nature.

On May 27, 2015, TravelBrands Inc. (“TravelBrands”), which manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company, announced that it had obtained an Order from the Ontario Superior Court of Justice granting it creditor protection under the Companies’ Creditors Arrangement Act (the “Order”). Under the Order, TravelBrands was granted a stay of creditor claims against TravelBrands and its subsidiaries. As a result of this announcement, during the 13-week period ended August 1, 2015 the Company recorded a charge of $6.4 million against previous amounts owing from TravelBrands, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). TravelBrands continues to be a licensee of the Company, as the Company signed a new contract with TravelBrands with a revised commission structure during the 13-week period ended August 1, 2015.
On December 13, 2013, SHS Services Management Inc. (“SHS”), which managed the day-to-day operations of all Sears Home Installed Products and Services business, announced that it was in receivership. Prior to the announcement, SHS issued the Company an interest-bearing promissory note for $2.0 million, secured by certain assets of SHS, repayable by July 16, 2015. The promissory note, net of allowances was included in “Accounts receivable, net” in the unaudited Condensed Consolidated Statements of Financial Position as at August 1, 2015. As a result of the announcement, and a subsequent announcement by the Company on March 21, 2014 regarding certain obligations of SHS, the Company recorded a $3.0 million charge against receivables from SHS (including a $1.0 million writeoff of outstanding commissions receivable and a $2.0 million allowance on the promissory note) during Fiscal 2014. The Company also recorded a charge to warranty provision of $8.7 million during Fiscal 2013 and Fiscal 2014 related to potential future claims for work that had been performed by SHS, as well as assuming the warranty obligations with respect to work previously performed by the Company which had been assumed by SHS. The warranty provision balance for these items was $4.8 million as at August 1, 2015, and was included in “Provisions” and “Other long-term liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.

17. Contingent liabilities
17.1 Legal proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Financial Statements.
17.2 Commitments and guarantees
Commitments
As at August 1, 2015, cash that was restricted represented cash pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $19.6 million (January 31, 2015: $19.1 million, August 2, 2014: $10.9 million), which was equal to U.S. $15.0 million (January 31, 2015: U.S. $15.0 million, August 2, 2014: U.S. $10.0 million).
The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 16.2 “Liquidity risk”.
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $14.7 million as at August 1, 2015 (January 31, 2015: $3.4 million, August 2, 2014: $3.0 million).

Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The Company has also provided certain indemnification agreements in connection with the sale of the credit and financial services operations in November 2005, which expire in November 2015. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the Financial Statements with respect to these indemnification commitments.

18. Net earnings (loss) per share
A reconciliation of the number of shares used in the net earnings (loss) per share calculation is as follows:

(Number of shares)	13-Week Period Ended August 1, 2015	13-Week Period Ended August 2, 2014	26-Week Period Ended August 1, 2015	26-Week Period Ended August 2, 2014
Weighted average number of shares per basic net earnings (loss) per share calculation	101,877,662	101,877,662	101,877,662	101,877,662
Effect of dilutive instruments outstanding	—	—	—	—
Weighted average number of shares per diluted net earnings (loss) per share calculation	101,877,662	101,877,662	101,877,662	101,877,662
“Net earnings (loss)” as disclosed in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) was used as the numerator in calculating the basic and diluted net earnings (loss) per share. For the 13 and 26-week period ended August 1, 2015, there were no outstanding dilutive instruments (2014: no outstanding dilutive instruments).

19. Income taxes
The Company’s total net cash payments of income taxes for the 13 and 26-week period ended August 1, 2015 were a net refund of $46.9 million and $46.1 million (2014: net payment of $1.7 million and $76.4 million) primarily relating to the carry back of losses generated by the Company during the 52-week period ended January 31, 2015.
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During the 13 and 26-week period ended August 1, 2015, the Company recorded an expense of $0.3 million and $2.8 million (2014: recovery of $0.1 million and $0.1 million), respectively, for interest on prior period tax re-assessments and accruals for uncertain tax positions. This expense was included in “Finance costs” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). The Company routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits, and believes that the final disposition of tax audits will not have a material adverse effect on its liquidity.
“Income taxes recoverable” in the unaudited Condensed Consolidated Statements of Financial Position as at August 1, 2015 of $78.1 million (January 31, 2015: $127.2 million, August 2, 2014: $20.6 million), included $7.9 million related to the utilization of loss carry back generated by the Company during the 52-week period ended January 31, 2015 with the balance related to payments made by the Company for disputed tax assessments which the Company expects to recover within the next year. Included in “Other long-term assets” in the unaudited Condensed Consolidated Statements of Financial Position as at August 1, 2015, were receivables of $3.8 million (January 31, 2015: $6.4 million, August 2, 2014: $32.5 million) related to payments made by the Company for the remaining disputed tax assessments.
During the 13 and 26-week period ended August 1, 2015, the Company determined that no further recognition of deferred tax assets should be recorded, as it was not probable that sufficient taxable income would be available to allow part of the assets to be recovered. This accounting treatment has no effect on the Company’s ability to utilize deferred tax assets to reduce future cash tax payments.

The Company will continue to assess the likelihood that the deferred tax assets will be realizable at the end of each reporting period and adjust the carrying amount accordingly, by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws. The Company has not recognized the benefit of approximately $130.9 million of loss carry forwards on its Financial Statements and approximately $4.9 million in Ontario minimum tax, which could be used to reduce taxes payable in future periods. The net aggregate amount of deductible temporary differences and loss carry forwards as at August 1, 2015, was approximately $655.3 million, and the tax benefit associated with these items were approximately $175.6 million using the statutory rate of 26.8% plus the Ontario minimum tax recoverable of approximately $4.9 million, for a total tax benefit of $180.5 million.

20. Changes in non-cash working capital balances
Cash (used for) generated from non-cash working capital balances were comprised of the following:

(in CAD millions)	13-Week Period Ended August 1, 2015	13-Week Period Ended August 2, 2014	26-Week Period Ended August 1, 2015	26-Week Period Ended August 2, 2014
Accounts receivable, net	$11.4	$(3.3)	$5.0	$8.9
Inventories	(25.1)	60.1	(67.7)	42.6
Prepaid expenses and other assets	(11.5)	(7.6)	(10.0)	(13.2)
Derivative financial assets and liabilities	(1.0)	—	(1.2)	—
Accounts payable and accrued liabilities	16.1	(3.2)	7.3	(22.1)
Deferred revenue	(11.0)	(14.7)	(7.6)	(20.8)
Provisions	(2.5)	(18.2)	(8.5)	(27.1)
Income and other taxes payable and recoverable	(6.3)	1.9	(24.2)	(39.7)
Effect of foreign exchange rates	(1.9)	0.1	(1.2)	0.5
Cash (used for) generated from non-cash working capital balances	$(31.8)	$15.1	$(108.1)	$(70.9)

21. Changes in non-cash long-term assets and liabilities
Cash (used for) generated from non-cash long-term assets and liabilities were comprised of the following:

(in CAD millions)	13-Week Period Ended August 1, 2015	13-Week Period Ended August 2, 2014	26-Week Period Ended August 1, 2015	26-Week Period Ended August 2, 2014
Other long-term assets	$1.2	$0.4	$4.1	$11.9
Other long-term liabilities	(4.6)	(2.2)	(8.0)	(9.7)
Deferred tax assets and deferred tax liabilities	(0.1)	—	(0.3)	—
Other	0.6	(1.2)	0.1	(1.0)
Cash (used for) generated from non-cash long-term assets and liabilities	$(2.9)	$(3.0)	$(4.1)	$1.2

22. Gain on sale and leaseback transactions
During the 13-week period ended August 1, 2015, the Company completed the sale and leaseback of three properties to the Concord Pacific Group of Companies (“Concord”) as previously announced on March 11, 2015, for net proceeds of $130.0 million ($140.0 million of total consideration less $10.0 million of adjustments). The properties in the transactions included the Company’s stores and surrounding area located at the North Hill Shopping Centre in Calgary, Alberta, Metropolis at Metrotown in Burnaby, British Columbia and Cottonwood Mall in Chilliwack, British Columbia. The Company has leased each property back for a term of 30 years with early termination options available to both the Company and Concord, and the Company will continue to operate the stores located at these shopping centres under these leases with no impact to customers or employees at these locations.
The land and building sold for the three properties had a total net carrying value of approximately $53.1 million previously included in “Property, plant and equipment” in the unaudited Condensed Consolidated Statements of Financial Position.

The total gain on the sale and leaseback transactions was $76.9 million, $67.2 million of which was recognized immediately in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). The remaining $9.7 million of the gain was deferred and is being amortized between four to seven years as a reduction in rent expense, included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). In determining the appropriate amount of gain to defer in accordance with IAS 17, Leases, the Company conducted appraisals of each property to determine their fair values, with the assistance of independent qualified third party appraisers. The valuation method used to determine the fair values of each property was the direct sales comparison approach for land. The deferred gain was included in “Other long-term liabilities” and “Accounts payable and accrued liabilities” in the unaudited Condensed Consolidated Statements of Financial Position.
Upon completion of the sale and leaseback transactions, the Company was released from all previous agreements with Concord, and the demand mortgage, as described in Note 35 of the 2014 Annual Consolidated Financial Statements, was discharged.

23. Approval of the unaudited condensed consolidated financial statements
The Financial Statements were approved by the Board of Directors and authorized for issue on September 1, 2015.